EXHIBIT 99.1

Press Release dated June 13, 2016

Xiao Nan Guo Agrees to Acquire a 9.82% Stake in Wowo Limited

BEIJING, June 13, 2016 (GLOBE NEWSWIRE) -- Wowo Limited (the “Company”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that Moonlight Vista Limited (“Moonlight Vista”), a wholly-owned subsidiary of Xiao Nan Guo Restaurants Holdings Limited (“Xiao Nan Guo”), one of the largest, mid-to-high-end, full-service Chinese restaurant chains in China whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 3666), entered into a Sale and Purchase Agreement with Asia Global Develop Limited, Jade Investments Ventures Limited and Markland (Hong Kong) Planning Limited, pursuant to which Moonlight Vista will acquire a 9.82% stake in the Company for a total consideration of HK$368,396,837 (approximately USD$47.5 million). The transaction is expected to be completed by August 31, 2016, subject to regulatory approval and other customary closing conditions.

Ms. Xiaoxia Zhu, Chairman and Chief Executive Officer of the Company, commented, “Xiao Nan Guo’s strategic investment in the Company highlights customers’ confidence in the great potential and promising opportunities of the Company, its B2B e-commerce platform and its unique business model. Our business model not only provides a globalized online marketplace for the catering industry but also integrates supply chains into the operating systems of suppliers and customers. The Company provides customers using its online platform with professional purchasing experiences and other value-added services such as logistics services and supply chain financing.”

Ms. Huimin Wang, Chairman of Xiao Nan Guo, commented, “After the divestiture of its non-food related service to concentrate on B2B food and catering services in China and other countries, the Company has been attracting great attention in the domestic market in China. We look forward to more in-depth strategic collaboration with the Company on developing supply chain management systems as well as a comprehensive purchasing supply chain service covering storage, logistics and purchasing. The Company’s platform helps suppliers separate sales from production and purchasers to manage the supply chain, which ultimately allows its suppliers and customers to allocate greater resources to upgrade their production and operations.”

Established in 1987, Xiao Nan Guo holds and operates a chain of businesses including restaurants that offer premium Chinese cuisine, western cuisine, desserts, beverages, BBQs, spas, and hotels. In addition to its own brands, Xiao Nan Guo has introduced a number of international foodservice brands to China. Cooperating with Oreno Corporation, a renowned restaurant group from Japan, Xiao Nan Guo has launched the “My Michelin Chef” series of restaurants in China. Xiao Nan Guo also introduced Pokka Café, which is Hong Kong’s first chain restaurant that offers home-baked premium coffee, to mainland China. Furthermore, Xiao Nan Guo also brought into China a western restaurant Oscar Chef, named after its legendary founder Mr. Wolfgang Puck who is known as the “First Chef of California”. Additionally, Xiao Nan Guo has been cooperating with Schussler Creative, Inc. for the establishment of The BOATHOUSE, a theme restaurant in Disneytown in Shanghai Disney Resort which is anticipated to open on June 16, 2016. Keeping abreast of the market trend, Xiao Nan Guo focuses on asset-light investments and operation strategies to promote its brands and improve its supply chain and Internet applications.

About Wowo Limited

Wowo Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry. With the help of Internet and cloud technologies, the Company has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. The Company is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, the Company has formed a leading industrial alliance and has great resource leverage in China’s catering industry. The Company works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. The Company’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. The Company might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Weilei Sun, IR Director

Wowo Limited

sunweilei@ccjmu.com

Tel: 86-185 1627 8813

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200